                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                             TCC Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  872254-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                John Strickland
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        816 Congress Avenue, Suite 1900
                 Austin, Texas 78701            (512) 499-6200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 25, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on Following Pages)

                          Page 1 of a 10 Page Report

------------------------                                    --------------------
|CUSIP No.  872254-10-7|              13D                   |Page 2 of 10 Pages|
------------------------                                    --------------------
                               (Amendment No. 5)

--------------------------------------------------------------------------------
|1 |      Name of Reporting Person:
|  |      Walter A. DeRoeck
|  |      S.S. or I.R.S. Identification Nos. of Above Person:
|  |      ###-##-####
--------------------------------------------------------------------------------
|2 |      Check the Appropriate Box if a Member of a Group            (a) [X]
|  |                                                                  (b) [ ]
--------------------------------------------------------------------------------
|3 |      SEC Use Only
--------------------------------------------------------------------------------
|4 |      Source of Funds
|  |        Personal Funds (PF)
--------------------------------------------------------------------------------
|5 |      Check Box if Disclosure of Legal Proceedings is Required
|  |        Pursuant to Item 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
|6 |      Citizenship or Place of Organization
|  |        United States Citizen
--------------------------------------------------------------------------------
|            |7 | Sole Voting Power
|            |  |   254,900 shares of Common Stock, $1.00 par value
|  Number of |------------------------------------------------------------------
|    Shares  |8 | Shared Voting Power
|Beneficially|  |   None
|  Owned by  |------------------------------------------------------------------
|    Each    |9 | Sole Dispositive Power
|  Reporting |  |   254,900 shares of Common Stock, $1.00 par value
|   Person   |------------------------------------------------------------------
|    With    |10| Shared Dispositive Power
|            |  |   None
--------------------------------------------------------------------------------
|11|      Aggregate Amount Beneficially Owned by Each Reporting Person
|  |        254,900 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
|12|      Check Box if the Aggregate Amount in Row (11)
|  |        Excludes Certain Shares                                       [X]
--------------------------------------------------------------------------------
|13|      Percent of Class Represented by Amount in Row (11)
|  |        9.23%
--------------------------------------------------------------------------------
|14|      Type of Reporting Person
|  |        Individual
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                          Page 2 of a 10 Page Report

------------------------                                    --------------------
|CUSIP No.  872254-10-7|              13D                   |Page 3 of 10 Pages|
------------------------                                    --------------------
                               (Amendment No. 5)

--------------------------------------------------------------------------------
|1 |      Name of Reporting Person:
|  |      Robert Thomajan
|  |      S.S. or I.R.S. Identification Nos. of Above Person:
|  |      ###-##-####
--------------------------------------------------------------------------------
|2 |      Check the Appropriate Box if a Member of a Group            (a) [X]
|  |                                                                  (b) [ ]
--------------------------------------------------------------------------------
|3 |      SEC Use Only
--------------------------------------------------------------------------------
|4 |      Source of Funds
|  |        Personal Funds (PF)
--------------------------------------------------------------------------------
|5 |      Check Box if Disclosure of Legal Proceedings is Required
|  |        Pursuant to Item 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
|6 |      Citizenship or Place of Organization
|  |        United States Citizen
--------------------------------------------------------------------------------
|            |7 | Sole Voting Power
|            |  |   88,300 shares of Common Stock, $1.00 par value
|  Number of |------------------------------------------------------------------
|    Shares  |8 | Shared Voting Power
|Beneficially|  |   None
|  Owned by  |------------------------------------------------------------------
|    Each    |9 | Sole Dispositive Power
|  Reporting |  |   88,300 shares of Common Stock, $1.00 par value
|   Person   |------------------------------------------------------------------
|    With    |10| Shared Dispositive Power
|            |  |   None
--------------------------------------------------------------------------------
|11|      Aggregate Amount Beneficially Owned by Each Reporting Person
|  |        88,300 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
|12|      Check Box if the Aggregate Amount in Row (11)
|  |        Excludes Certain Shares                                       [X]
--------------------------------------------------------------------------------
|13|      Percent of Class Represented by Amount in Row (11)
|  |        3.20%
--------------------------------------------------------------------------------
|14|      Type of Reporting Person
|  |        Individual
--------------------------------------------------------------------------------

                          Page 3 of a 10 Page Report

------------------------                                    --------------------
|CUSIP No.  872254-10-7|              13D                   |Page 4 of 10 Pages|
------------------------                                    --------------------
                               (Amendment No. 5)

--------------------------------------------------------------------------------
|1 |      Name of Reporting Person:
|  |      Chamois Family Partnership, Ltd.
|  |      S.S. or I.R.S. Identification Nos. of Above Person:
|  |      Applied For
--------------------------------------------------------------------------------
|2 |      Check the Appropriate Box if a Member of a Group            (a) [X]
|  |                                                                  (b) [ ]
--------------------------------------------------------------------------------
|3 |      SEC Use Only
--------------------------------------------------------------------------------
|4 |      Source of Funds
|  |        Personal Funds (PF)
--------------------------------------------------------------------------------
|5 |      Check Box if Disclosure of Legal Proceedings is Required
|  |        Pursuant to Item 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
|6 |      Citizenship or Place of Organization
|  |        Texas
--------------------------------------------------------------------------------
|            |7 | Sole Voting Power
|            |  |   112,500 shares of Common Stock, $1.00 par value
|  Number of |------------------------------------------------------------------
|    Shares  |8 | Shared Voting Power
|Beneficially|  |   None
|  Owned by  |------------------------------------------------------------------
|    Each    |9 | Sole Dispositive Power
|  Reporting |  |   112,500 shares of Common Stock, $1.00 par value
|   Person   |------------------------------------------------------------------
|    With    |10| Shared Dispositive Power
|            |  |   None
--------------------------------------------------------------------------------
|11|      Aggregate Amount Beneficially Owned by Each Reporting Person
|  |        112,500 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
|12|      Check Box if the Aggregate Amount in Row (11)
|  |        Excludes Certain Shares                                       [X]
--------------------------------------------------------------------------------
|13|      Percent of Class Represented by Amount in Row (11)
|  |        4.07%
--------------------------------------------------------------------------------
|14|      Type of Reporting Person
|  |        Partnership
--------------------------------------------------------------------------------

                          Page 4 of a 10 Page Report

                                 SCHEDULE 13D
                               (AMENDMENT NO. 5)


ITEM 1.    SECURITY AND ISSUER
           -------------------

        This statement relates to the common stock, $1.00 par value ("Common Stock"), of TCC Industries, Inc. ("Company" or "TCC"), the principal executive offices of which are located at Suite 1250, 816 Congress Avenue, Austin, Texas 78701.

ITEM 2.    IDENTITY AND BACKGROUND
           -----------------------

        This statement is being filed by the below-named natural persons:

        (a) Walter A. DeRoeck and Robert Thomajan.

        (b) Mr. DeRoeck's address is Suite B125, 1301 Capital of Texas Highway South, Austin, Texas 78746. Mr. Thomajan's address is 2900 Westlake Cove, Austin, Texas 78746.

        (c) Mr. DeRoeck is the Chairman and Chief Executive Officer of the Company and Mr. Thomajan is the President of the Company.

        (d) Neither Mr. DeRoeck nor Mr. Thomajan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

        (e) Neither Mr. DeRoeck nor Mr. Thomajan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

        (f) Mr. DeRoeck and Mr. Thomajan are citizens of the United States.

        This statement is also being filed by Chamois Family Partnership, Ltd. ("Partnership"), a Texas limited partnership. Mr. Thomajan serves as the sole general partner of the Partnership. The Partnership, the address of which is 2900 Westlake Cove, Austin, Texas 78746, was formed on behalf of Mr. Thomajan on July 11, 1997, for the purpose of acquiring and holding assets for the benefit of Mr. Thomajan and members of Mr. Thomajan's family.

        The Partnership has not been convicted in a criminal proceeding during the last five years.

        The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           -------------------------------------------------

        The shares of Common Stock acquired by Mr. DeRoeck have been purchased for an aggregate cash consideration, including brokerage commissions and other charges, of $612,727.50 utilizing personal funds. It is anticipated that future purchases by Mr. DeRoeck, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

        The shares of Common Stock acquired by Mr. Thomajan have been purchased for an aggregate cash consideration, excluding brokerage commissions and other charges, of $156,975 utilizing personal funds. It is anticipated that future purchases by Mr. Thomajan, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

        The shares of Common Stock acquired by the Partnership have been purchased for an aggregate cash consideration, excluding brokerage commissions and other charges, of $253,835 utilizing funds advanced to the Partnership by Mr. Thomajan. It is anticipated that future purchases by the Partnership, if any, will be funded from funds and other sources, including borrowing, if necessary or desirable, made available by Mr. Thomajan.


ITEM 4.    PURPOSE OF TRANSACTION
           ----------------------

        Mr. DeRoeck, Mr. Thomajan and the Partnership have each acquired the shares of Common Stock described herein for investment purposes and may, depending upon market and other conditions, make purchases of additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, or dispose of shares of Common Stock in the open market or in privately negotiated transactions or otherwise.

        Mr. DeRoeck, Mr. Thomajan and the Partnership are considering a variety of plans and proposals with respect to the shares of Common Stock described herein, as described in response to Item 6 below, that may relate to or may result in: (a) the acquisition of additional securities of TCC, or the disposition of securities of TCC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TCC or one or more of its subsidiaries; (c) a sale or transfer of a material amount of assets of TCC or one or more of its subsidiaries; (d) a change in the present Board of Directors or management of TCC; (e) a material change in the present capitalization or dividend policy of TCC; (f) other material changes in TCC's business or corporate structure; (g) changes in TCC's charter or bylaws or other actions which may impede the acquisition of control of TCC by any other person;
(h) causing a class of securities of TCC to be delisted from the New York Stock Exchange; (i) causing a class of equity securities of TCC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Act"); or (j) actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

        (a) The aggregate number of shares of Common Stock beneficially owned by Mr. DeRoeck and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

           Walter A. DeRoeck                       254,900 shares        9.23%


        The aggregate number of shares of Common Stock beneficially owned by Mr. Thomajan and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

           Robert Thomajan                          88,300 shares        3.20%

        The aggregate number of shares of Common Stock beneficially owned by the Partnership and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

           Chamois Family Partnership, Ltd.        112,500 shares        4.07%

        As described in detail in response to Item 6, below, Mr. DeRoeck, Mr. Thomajan and the Partnership may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all shares of Common Stock beneficially owned by Mr. DeRoeck, Mr. Thomajan or the Partnership.

        (b) Mr. DeRoeck has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name above.

        Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name above.

        As the sole general partner of the Partnership, Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite the Partnership's name above.

        (c) A description of the transactions involving the Common Stock that were effected by Mr. DeRoeck through July 22, 1997 was set forth in the Schedule 13D, dated February 16, 1996, Amendment No. 1 to Schedule 13D, dated March 27, 1996, Amendment No. 2 to Schedule 13D, dated February 6, 1997, and Amendment No. 4 to Schedule 13D, dated July 22, 1997, filed on behalf of Mr. DeRoeck. Mr. DeRoeck has not engaged in any transactions involving the Common Stock since July 22, 1997.

        A description of the transactions involving the Common Stock that were effected by Mr. Thomajan through May 23, 1997 was set forth in Amendment No. 2 to Schedule 13D, dated February 6, 1997, and Amendment No. 3 to Schedule 13D, dated May 23, 1997, filed on behalf of Mr. Thomajan. Mr. Thomajan has not engaged in any transactions involving the Common Stock since May 23, 1997.

        A description of the transactions involving the Common Stock that were effected by the Partnership through July 22, 1997, was set forth in Amendment No. 4 to Schedule 13D, dated July 22, 1997, filed on behalf of the Partnership. On August 25, 1997, the Partnership purchased 41,500 shares of Common Stock, at a purchase price (excluding brokerage commissions and other charges) of $2.25 per share. Such shares were purchased in a privately negotiated transaction.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock set forth herein.

        (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

        Information in response to this Item, including information with respect to events occurring through July 22, 1997, was furnished in Schedule 13D and the amendments thereto previously field on behalf of Mr. DeRoeck, Mr. Thomajan and the Partnership. All of such information is hereby incorporated by reference.

        On August 14, 1997, the Board of Directors of the Company elected Mr. Thomajan President of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS
           --------------------------------

        An asterisk (*) indicates documents previously filed with the Commission which are incorporated by reference into this Amendment No. 5 to Schedule 13D.

        *(1) Joint Filing Agreement, dated as of July 22, 1997, among Walter A. DeRoeck, Robert Thomajan and Chamois Family Partnership, Ltd.

        *(2) General Power of Attorney, dated July 11, 1997, executed by Robert Thomajan in favor of Walter A. DeRoeck.

        *(3) Proxy Statement of Messrs. DeRoeck and Thomajan filed as a preliminary proxy statement under cover of Schedule 14A.

        *(4) Letter to shareholders of TCC Industries, Inc., dated March 28, 1997, filed as definitive additional materials under cover of
              Schedule 14A.

        *(5) Letter to shareholders of TCC Industries, Inc., dated April 19, 1997, filed as definitive additional materials under cover of
              Schedule 14A.

        *(6) Proxy Statement, dated April 19, 1997, and accompanying form of proxy filed as a definitive proxy statement under cover of
              Schedule 14A.

        *(7) Letter to shareholders of TCC Industries, Inc., dated April 24, 1997, filed as definitive additional materials under cover of
              Schedule 14A.

        *(8) Letter to shareholders of TCC Industries, Inc., dated April 29, 1997, filed as definitive additional materials under cover of
              Schedule 14A.

        *(9) Letter to shareholders of TCC Industries, Inc., dated May 2, 1997, filed as definitive additional materials under cover of Schedule 14A.

        *(10) Statement from the TCC Shareholders Committee, released May 7,
              1997, filed as definitive additional materials under cover of
              Schedule 14A.

        *(11) Current Report on Form 8-K, dated July 7, 1997, and the accompanying Exhibit thereto, filed by TCC Industries, Inc.

        *(12) Schedule 13D, dated February 16, 1996, filed on behalf of Mr.
              DeRoeck.

        *(13) Amendment No. 1 to Schedule 13D, dated March 27, 1996, filed on behalf of Mr. DeRoeck.

        *(14) Amendment No. 2 to Schedule 13D, dated February 6, 1997, filed on behalf of Mr. DeRoeck and Mr. Thomajan.

        *(15) Amendment No. 3 to Schedule 13D, dated May 23, 1997, filed on behalf of Mr. DeRoeck and Mr. Thomajan.

        *(16) Amendment No. 4 to Schedule 13D, dated July 22, 1997, filed on behalf of Mr. DeRoeck, Mr. Thomajan and the Partnership.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  August 28, 1997.

                                        /s/ WALTER A. DEROECK
                                        ------------------------------------
                                            Walter A. DeRoeck

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  August 28, 1997.


                                        /s/ ROBERT THOMAJAN
                                        ------------------------------------
                                            Robert Thomajan

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  August 28, 1997



                                      Chamois Family Partnership, Ltd.



                                      By: /s/ ROBERT THOMAJAN
                                         ------------------------------------
                                          Robert Thomajan, General Partner